SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 503

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                SUBJECT TO COMPLETION DATED JANUARY 12, 2001

             BANDWIDTH SOLUTIONS SELECT PORTFOLIO, SERIES 5
                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 5
                  E-BUSINESS SELECT PORTFOLIO, SERIES 5
               E-INFRASTRUCTURE SELECT PORTFOLIO, SERIES 4
                 FIBER OPTICS SELECT PORTFOLIO, SERIES 4
            GENOMICS & PROTEOMICS SELECT PORTFOLIO, SERIES 4
              GLOBAL TECHNOLOGY SELECT PORTFOLIO, SERIES 3
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 6
          SOFTWARE INNOVATIONS 2001 SELECT PORTFOLIO, SERIES 5
             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 4
                 BANDWIDTH SOLUTIONS PORTFOLIO, SERIES 5
                    BIOTECHNOLOGY PORTFOLIO, SERIES 5
                     E-BUSINESS PORTFOLIO, SERIES 5
                  E-INFRASTRUCTURE PORTFOLIO, SERIES 4
                    FIBER OPTICS PORTFOLIO, SERIES 4
                GENOMICS & PROTEOMICS PORTFOLIO, SERIES 4
                  GLOBAL TECHNOLOGY PORTFOLIO, SERIES 3
                    SEMICONDUCTOR PORTFOLIO, SERIES 6
              SOFTWARE INNOVATIONS 2001 PORTFOLIO, SERIES 5
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 4

                                 FT 503

FT 503 is a series of a unit investment trust, the FT Series. FT 503 consists of 20 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five and one-half years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             First Trust (R)
                             1-800-621-9533

         The date of this prospectus is January __, 2001

                  Table of Contents

Summary of Essential Information                         3
Fee Table                                                9
Report of Independent Auditors                          10
Statements of Net Assets                                11
Schedules of Investments                                17
The FT Series                                           38
Portfolios                                              39
Risk Factors                                            45
Public Offering                                         46
Distribution of Units                                   49
The Sponsor's Profits                                   50
The Secondary Market                                    50
How We Purchase Units                                   51
Expenses and Charges                                    51
Tax Status                                              52
Retirement Plans                                        53
Rights of Unit Holders                                  53
Income and Capital Distributions                        54
Redeeming Your Units                                    55
Removing Securities from a Trust                        56
Amending or Terminating the Indenture                   56
Information on the Sponsor, Trustee and Evaluator       57
Other Information                                       58

                      Summary of Essential Information

                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                           Bandwidth
                                                           Solutions        Biotechnology   e-Business
                                                           Select           Select          Select           e-Infrastructure
                                                           Portfolio        Portfolio       Portfolio        Select Portfolio
                                                           Series 5         Series 5        Series 5         Series 4
                                                           __________       __________      _________        __________
Initial Number of Units (1)
Fractional Undivided Interest
    in the Trust per Unit (1)                                  1/               1/              1/               1/
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                        $  9.900         $  9.900        $  9.900         $  9.900
    Maximum Transactional Sales Charge of   % of the
         Public Offering Price per Unit  (  % of the net
amount
         invested, exclusive of the deferred sales         $                $               $                $
charge) (3)
    Less Deferred Sales Charge per Unit                    $(     )         $(     )        $(     )         $(     )
Public Offering Price per Unit (4)                         $ 10.000         $ 10.000        $ 10.000         $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)            $                $               $                $
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)         $                $               $                $
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code

First Settlement Date                         January __, 2001
Mandatory Termination Date (6)                ________, 2002
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 6.

                   Summary of Essential Information

                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                             Fiber Optics     Genomics &      Global
                                                                             Optics           Proteomics      Technology
                                                                             Select           Select          Select
                                                                             Portfolio        Portfolio       Portfolio
                                                                             Series 4         Series 4        Series 3
                                                                             __________       __________      _________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                          1/               1/              1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)           $  9.900         $  9.900        $  9.900
    Maximum Transactional Sales Charge of   % of the Public Offering
         Price per Unit  (  % of the net amount invested, exclusive of the
         deferred sales charge) (3)                                          $                $               $
    Less Deferred Sales Charge per Unit                                      $(     )         $(     )        $(     )
Public Offering Price per Unit (4)                                           $ 10.000         $ 10.000        $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $                $               $
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                         $                $               $
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code

First Settlement Date                       January __, 2001
Mandatory Termination Date (6)              ________, 2002
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 8.

                      Summary of Essential Information

                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                              Software
                                                                                              Innovations     World Wide
                                                                             Semiconductor    2001            Wireless
                                                                             Select           Select          Select
                                                                             Portfolio        Portfolio       Portfolio
                                                                             Series 6         Series 5        Series 4
                                                                             __________       __________      _________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                          1/               1/              1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)           $  9.900         $  9.900        $  9.900
    Maximum Transactional Sales Charge of   % of the Public Offering
         Price per Unit  (  % of the net amount invested, exclusive of the
         deferred sales charge) (3)                                          $                $               $
    Less Deferred Sales Charge per Unit                                      $(     )         $(     )        $(     )
Public Offering Price per Unit (4)                                           $ 10.000         $ 10.000        $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $                $               $
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                         $                $               $
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code

First Settlement Date                       January __, 2001
Mandatory Termination Date (6)              ________, 2002
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 8.

                      Summary of Essential Information

                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                           Bandwidth
                                                           Solutions        Biotechnology    e-Business        e-Infrastructure
                                                           Portfolio        Portfolio        Portfolio         Portfolio
                                                           Series 5         Series 5         Series 5          Series 4
                                                           ___________      ___________      ___________       ___________
Initial Number of Units (1)
Fractional Undivided Interest
   in the Trust per Unit (1)                                   1/               1/               1/                1/
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                           $  9.900         $  9.900         $  9.900          $  9.900
   Maximum Transactional Sales Charge of   % of the Public
      Offering Price per Unit (  % of the net amount
      invested, exclusive of the deferred sales charge) (3)$                $                $                 $
   Less Deferred Sales Charge per Unit                     $(     )         $(     )         $(     )          $(     )
Public Offering Price per Unit (4)                         $ 10.000         $ 10.000         $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)            $                $                $                 $
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)           $                $                $                 $
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code

First Settlement Date                  January __, 2001
Mandatory Termination Date (6)         ________, 2006
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 8.

                     Summary of Essential Information

                                 FT 503

At the Opening of Business on the Initial Date of Deposit-January __, 2001

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                             Genomics &      Global
                                                                             Fiber Optics    Proteomics      Technology
                                                                             Portfolio       Portfolio       Portfolio
                                                                             Series 4        Series 4        Series 3
                                                                             ___________     ___________     ___________
Initial Number of Units (1)
Fractional Undivided Interest
   in the Trust per Unit (1)                                                     1/              1/              1/
Public Offering Price:
Aggregate Offering Price Evaluation
      of Securities per Unit (2)                                             $  9.900        $  9.900        $  9.900
   Maximum Transactional Sales Charge of   % of the Public
      Offering Price per Unit (  % of the net amount
      invested, exclusive of the deferred sales charge) (3)                  $               $               $
   Less Deferred Sales Charge per Unit                                       $(     )        $(     )        $(     )
Public Offering Price per Unit (4)                                           $ 10.000        $ 10.000        $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $               $               $
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)                             $               $               $
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code

First Settlement Date                  January __, 2001
Mandatory Termination Date (6)         ________, 2006
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2001.

______________

See "Notes to Summary of Essential Information" on page 8.

                     Summary of Essential Information

                                 FT 503

At the Opening of Business on the Initial Date of Deposit-January __, 2001

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                             Software
                                                                                             Innovations     World Wide
                                                                             Semiconductor   2001            Wireless
                                                                             Portfolio       Portfolio       Portfolio
                                                                             Series 6        Series 5        Series 4
                                                                             ___________     ___________     ___________
Initial Number of Units (1)
Fractional Undivided Interest
   in the Trust per Unit (1)                                                     1/              1/              1/
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                                             $  9.900        $  9.900        $  9.900
   Maximum Transactional Sales Charge of   % of the Public
      Offering Price per Unit (  % of the net amount
      invested, exclusive of the deferred sales charge) (3)                  $               $               $
   Less Deferred Sales Charge per Unit                                       $(     )        $(     )        $(     )
Public Offering Price per Unit (4)                                           $ 10.000        $ 10.000        $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $               $               $
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)                             $               $               $
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code

First Settlement Date                  January __, 2001
Mandatory Termination Date (6)         ________, 2006
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2001.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                             Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five and one-half years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                             Select
                                                                             Portfolio Series         Portfolio Series
                                                                             _____________________    ______________________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                        2.25%(b)      $.225      3.40%(b)      $.340
Creation and development fee cap over the life of the Trust                  0.50%(c)      $.050      1.55%(c)      $.155
                                                                             _______       _______    _______       _______
(the annual creation and development fee is .35% and .31% of average daily net assets for the Select Portfolio Series and Portfolio Series, respectively, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
over the life of the Trust) (c)                                              3.75%         $.375      5.95%         $.595
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .260%(d)      $.0260     .225%(d)      $.0225
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .081%         $.0080     .100%         $.0098
Trustee's fee and other operating expenses                                   .119%(f)      $.0118     .153%(f)      $.0150
                                                                             _______       _______    _______       _______
Total                                                                        .200%         $.0198     .253%         $.0248
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year   18 Months(g)   3 Years   5 Years   5-1/2 Years
                                                          ______   __________     _______   _______   __________
Select Portfolio Series                                   $        $              $         $         $
Portfolio Series

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge (3.25% for each Select Portfolio Series and 4.40% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing ________, 2001.

(c)The creation and development fee compensates the Sponsor for creating and developing the Trusts. For as long as you own Units, this fee will be accrued daily based on each Trust's net asset value at the annual rate of .35% for each Select Portfolio Series or .31% for each Portfolio Series. You will only be charged the creation and development fee while you own Units. Each Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from such Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35% or .31% for each Select Portfolio Series or Portfolio Series, respectively. However, in no event will we collect over the life of a Trust more than 0.50% for each Select Portfolio Series or more than 1.55% for each Portfolio Series of your initial investment.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e)Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating such Trust's registration statements. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 503

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 503, comprised of the Bandwidth Solutions Select Portfolio, Series 5; Biotechnology Select Portfolio, Series 5; e-Business Select Portfolio, Series 5; e-Infrastructure Select Portfolio, Series 4; Fiber Optics Select Portfolio, Series 4; Genomics & Proteomics Select Portfolio, Series 4; Global Technology Select Portfolio, Series 3; Semiconductor Select Portfolio, Series 6; Software Innovations 2001 Select Portfolio, Series 5; World Wide Wireless Select Portfolio, Series 4; Bandwidth Solutions Portfolio, Series 5; Biotechnology Portfolio, Series 5; e-Business Portfolio, Series 5; e-Infrastructure Portfolio, Series 4; Fiber Optics Portfolio, Series 4; Genomics & Proteomics Portfolio, Series 4; Global Technology Portfolio, Series 3; Semiconductor Portfolio, Series 6; Software Innovations 2001 Portfolio, Series 5 and World Wide Wireless Portfolio, Series 4 as of the opening of business on January __, 2001. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on January __, 2001. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 503, comprised of the Bandwidth Solutions Select Portfolio, Series 5; Biotechnology Select Portfolio, Series 5; e-Business Select Portfolio, Series 5; e-Infrastructure Select Portfolio, Series 4; Fiber Optics Select Portfolio, Series 4; Genomics & Proteomics Select Portfolio, Series 4; Global Technology Select Portfolio, Series 3; Semiconductor Select Portfolio, Series 6; Software Innovations 2001 Select Portfolio, Series 5; World Wide Wireless Select Portfolio, Series 4; Bandwidth Solutions Portfolio, Series 5; Biotechnology Portfolio, Series 5; e-Business Portfolio, Series 5; e-Infrastructure Portfolio, Series 4; Fiber Optics Portfolio, Series 4; Genomics & Proteomics Portfolio, Series 4; Global Technology Portfolio, Series 3; Semiconductor Portfolio, Series 6; Software Innovations 2001 Portfolio, Series 5 and World Wide Wireless Portfolio, Series 4, at the opening of business on January __, 2001 in conformity with accounting principles generally accepted in the United States.


                                ERNST & YOUNG LLP

Chicago, Illinois
January __, 2001

                        Statements of Net Assets
                                 FT 503
                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                      Bandwidth
                                                      Solutions          Biotechnology    e-Business         e-Infrastructure
                                                      Select             Select           Select             Select
                                                      Portfolio          Portfolio        Portfolio          Portfolio
                                                      Series 5           Series 5         Series 5           Series 4
                                                      ____________       ______________   ___________        ________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                    $                  $                $                  $
Less liability for reimbursement to Sponsor
     for organization costs (3)                        (  )               (  )             (  )               (  )
Less liability for deferred sales charge (4)          (      )           (     )          (      )           (      )
                                                      ________           ________         ________           ________
Net assets                                            $                  $                $                  $
                                                      ========           ========         ========           ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                 $                  $                $                  $
Less maximum transactional sales charge (5)           (    )             (    )           (     )            (       )
Less estimated reimbursement to Sponsor
     for organization costs (3)                       (  )               (  )             (  )               (  )
                                                      ________           ________         ________           ________
Net assets                                            $                  $                $                  $
                                                      ========           ========         ========           ========

______________

See "Notes to Statements of Net Assets" on page 16.

                         Statements of Net Assets
                                 FT 503
                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                         Fiber Optics     Genomics &          Global
                                                                         Select           Proteomics          Technology
                                                                         Portfolio        Select Portfolio    Select Portfolio
                                                                         Series 4         Series 3            Series 4
                                                                         __________       ____________        _________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                       $                $                   $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                             (  )             (  )                (  )
Less liability for deferred sales charge (4)                              (     )          (        )          (      )
                                                                         ________         ________            ________
Net assets                                                               $                $                   $
                                                                         ========         ========            ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                    $                $                   $
Less maximum transactional sales charge (5)                                (     )          (    )              (       )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                              (  )             (  )                (  )
                                                                         ________         ________            ________
Net assets                                                               $                $                   $
                                                                         ========         ========            ========

______________

See "Notes to Statements of Net Assets" on page 16.

                        Statements of Net Assets
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                          Software            World Wide
                                                                         Semiconductor    Innovations 2001    Wireless
                                                                         Select           Select              Select
                                                                         Portfolio        Portfolio           Portfolio
                                                                         Series 6         Series 5            Series 4
                                                                         _________        _________________   _____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                       $                $                   $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                              (  )             (  )                (  )
Less liability for deferred sales charge (4)                               (      )         (      )            (      )
                                                                         ________         ________            ________
Net assets                                                               $                $                   $
                                                                         ========         ========            ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                    $                $                   $
Less maximum transactional sales charge (5)                                (       )        (       )           (       )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                              (  )             (  )                (  )
                                                                         ________         ________            ________
Net assets                                                               $                $                   $
                                                                         ========         ========            ========

______________

See "Notes to Statements of Net Assets" on page 16.

                       Statements of Net Assets
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                    Bandwidth
                                                    Solutions         Biotechnology       e-Business        e-Infrastructure
                                                    Portfolio         Portfolio           Portfolio         Portfolio
                                                    Series 5          Series 5            Series 5          Series 4
                                                    __________        ___________         __________        __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                  $                 $                   $                 $
Less liability for reimbursement to Sponsor
     for organization costs (3)                        (  )              (  )                (  )              (   )
Less liability for deferred sales charge (4)           (   )             (   )               (   )             (   )
                                                    ________          ________            ________          ________
Net assets                                          $                 $                   $                 $
                                                    ========          ========            ========          ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                               $                   $                  $                $
Less maximum transactional sales charge (5)            (   )             (   )               (   )             (   )
Less estimated reimbursement to Sponsor
     for organization costs (3)                        (  )              (  )                (  )              (   )
                                                    ________          ________            ________          ________
Net assets                                          $                 $                   $                 $
                                                    ========          ========            ========          ========

______________

See "Notes to Statements of Net Assets" on page 16.

                       Statements of Net Assets
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                        Genomics &           Global
                                                                       Fiber Optics     Proteomics           Technology
                                                                       Portfolio        Portfolio            Portfolio
                                                                       Series 4         Series43             Series 3
                                                                       __________       ____________         __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                     $                $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                           (   )            (   )                (   )
Less liability for deferred sales charge (4)                              (   )            (   )                (   )
                                                                       ________         ________             ________
Net assets                                                             $                $                    $
                                                                       ========         ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                  $                $                    $
Less maximum transactional sales charge (5)                               (   )            (   )                (   )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                           (   )            (   )                (   )
                                                                       ________         ________             ________
Net assets                                                             $                $                    $
                                                                       ========         ========             ========

_____________

See "Notes to Statements of Net Assets" on page 16.

                       Statements of Net Assets
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                        Software             World Wide
                                                                       Semiconductor    Innovations 2001     Wireless
                                                                       Portfolio        Portfolio            Portfolio
                                                                       Series 6         Series 5             Series 4
                                                                       __________       ____________         __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                     $                $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                           (   )            (   )                (   )
Less liability for deferred sales charge (4)                              (   )            (   )                (   )
                                                                       ________         ________             ________
Net assets                                                             $                $                    $
                                                                       ========         ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                  $                $                    $
Less maximum transactional sales charge (5)                               (   )            (   )                (   )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                           (   )            (   )                (   )
                                                                       ________         ________             ________
Net assets                                                             $                $                    $
                                                                       ========         ========             ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $4,000,000 will be allocated among each of the 15 Trusts in FT 503, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of
establishing the Trusts. These costs have been estimated at $   per Unit
for each Select Portfolio Series and $   per Unit for each Portfolio
Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge
distributions of $   per Unit for each Select Portfolio Series, or $
per Unit for each Portfolio Series, payable to us in five equal monthly installments beginning on ________, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through ________, 2001. If you redeem your Units before ________, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum transactional sales charge (comprised of an initial sales charge and a deferred sales
charge) computed at the rate of   % of the Public Offering Price per
Unit for each Select Portfolio Series (equivalent to   % of the net
amount invested, exclusive of the deferred sales charge) or   % of the
Public Offering Price per Unit for each Portfolio Series (equivalent to
 % of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                          Schedule of Investments

             Bandwidth Solutions Select Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________

                                                                                                    $            $
























                                                                                  ______                         _________
                               Total Investments                                  100%                           $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

                Biotechnology Select Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                                                                  100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

                  e-Business Select Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share        the Trust (2)
_________     _____________________________________                               _________        ______       _________
                                                                                     %             $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                       _______
                               Total Investments                                  100%                          $
                                                                                  ======                        ======

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

               e-Infrastructure Select Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage       Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share       the Trust (2)
_________     _____________________________________                               _________        ______       _________
                                                                                     %             $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                       _______
                               Total Investments                                  100%                          $
                                                                                  ======                        ======

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                 Fiber Optics Select Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share       the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                               Total Investments                                  100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

            Genomics & Proteomics Select Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number      Ticker Symbol and                                                     of Aggregate      Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                      Offering Price    Share        the Trust (2)
______      _____________________________________                                 _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                             Total Investments                                    100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                        Schedule of Investments

              Global Technology Select Portfolio, Series 3
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                 Total Investments                                100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                Semiconductor Select Portfolio, Series 6
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                 Total Investments                                100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

          Software Innovations 2001 Select Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                 Total Investments                                100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

             World Wide Wireless Select Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                 Total Investments                                100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                 Bandwidth Solutions Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  ______                         _________
                               Total Investments                                  100%                           $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

                    Biotechnology Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                               Total Investments                                  100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                     e-Business Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share        the Trust (2)
_________     _____________________________________                               _________        ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                       _______
                               Total Investments                                  100%                          $
                                                                                  ======                        ======

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

                  e-Infrastructure Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share        the Trust (2)
_________     _____________________________________                               _________        ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                       _______
                               Total Investments                                  100%                          $
                                                                                  ======                        ======

_____________

See "Notes to Schedules of Investments" on page 37.

                           Schedule of Investments

                    Fiber Optics Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                               Total Investments                                  100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                Genomics & Proteomics Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number      Ticker Symbol and                                                     of Aggregate      Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                      Offering Price    Share        the Trust (2)
______      _____________________________________                                 _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                             Total Investments                                    100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                           Schedule of Investments

                  Global Technology Portfolio, Series 3
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number      Ticker Symbol and                                                     of Aggregate      Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                      Offering Price    Share        the Trust (2)
______      _____________________________________                                 _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                                                                  100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

                    Semiconductor Portfolio, Series 6
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                 Total Investments                                100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

              Software Innovations 2001 Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                 Total Investments                                100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                 World Wide Wireless Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2001

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                     %              $            $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                  _______                        _______
                                 Total Investments                                100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 37.

Page 36


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on January __, 2001. Each Select Portfolio Series has a Mandatory Termination Date of ________, 2002. Each Portfolio Series has a Mandatory Termination Date of ________, 2006.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        _______
Bandwidth Solutions Select Portfolio, Series 5            $                $
Biotechnology Select Portfolio, Series 5
e-Business Select Portfolio, Series 5
e-Infrastructure Select Portfolio, Series 4
Fiber Optics Select Portfolio, Series 4
Genomics & Proteomics Select Portfolio, Series 4
Global Technology Select Portfolio, Series 3
Semiconductor Select Portfolio, Series 6
Software Innovations Select Portfolio, Series 5
World Wide Wireless Select Portfolio, Series 4
Bandwidth Solutions Portfolio, Series 5
Biotechnology Portfolio, Series 5
e-Business Portfolio, Series 5
e-Infrastructure Portfolio, Series 4
Fiber Optics Portfolio, Series 4
Genomics & Proteomics Portfolio, Series 4
Global Technology Portfolio, Series 3
Semiconductor Portfolio, Series 6
Software Innovations Portfolio, Series 5
World Wide Wireless Portfolio, Series 4

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 503, consists of 20 separate portfolios set forth below:

- Bandwidth Solutions Select Portfolio, Series 5
- Biotechnology Select Portfolio, Series 5
- e-Business Select Portfolio, Series 5
- e-Infrastructure Select Portfolio, Series 4
- Fiber Optics Select Portfolio, Series 4
- Genomics & Proteomics Select Portfolio, Series 4
- Global Technology Select Portfolio, Series 3
- Semiconductor Select Portfolio, Series 6
- Software Innovations Select Portfolio, Series 5
- World Wide Wireless Select Portfolio, Series 4
- Bandwidth Solutions Portfolio, Series 5
- Biotechnology Portfolio, Series 5
- e-Business Portfolio, Series 5
- e-Infrastructure Portfolio, Series 4
- Fiber Optics Portfolio, Series 4
- Genomics & Proteomics Portfolio, Series 4
- Global Technology Portfolio, Series 3
- Semiconductor Portfolio, Series 6
- Software Innovations Portfolio, Series 5
- World Wide Wireless Portfolio, Series 4

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the

Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five and one-half years.

Bandwidth Solutions Select Portfolio, Series 5 and Bandwidth Solutions Portfolio, Series 5 each consist of a portfolio of common stocks of telecommunications companies which are focusing on bandwidth technologies. The term bandwidth refers to the amount of information that can be transmitted from one user to another in a given amount of time. The speed at which these signals travel is often as important to the end-user as the information that is being transmitted. The growing demand for bandwidth is being driven by the surge in the volume and complexity of data communications on the Internet.

We believe the demand for bandwidth should continue to grow as more people access the Web worldwide and as telecommunications service providers begin to mass market their newer and faster broadband systems.

Broadband Systems. The future of high-speed access to the Internet lies in Digital Subscriber Lines (DSL) and cable modems. A new DSL technology standard, known as the G.Lite, will allow for high-speed Internet access concurrent with normal telephone service.

Communications Equipment. We believe that the demand for value-added services like high-speed Internet access should continue to fuel demand for more bandwidth and communications equipment. With new carriers emerging and the large incumbents pressured by fierce competition, spending on equipment for both wireline and wireless networks is likely to remain strong.

Deregulation. The U.S. Telecommunications Act of 1996 and the 1997 Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

Internet Access Revenues. By 2002, it is forecasted that there will be a shift in Internet access revenues from independent Internet service providers to telecom and cable companies. In 1997, telecom and cable companies accounted for less than one quarter of Internet access revenues, while it is estimated that by 2002, they will account for more than half. [The Industry Standard]

Consider the following factors:

- By some accounts, data traffic is growing by over 500% annually, versus more modest single-digit growth for voice traffic. In response, equipment vendors have poured research and development dollars into projects geared towards increasing bandwidth. [Standard & Poor's Industry Surveys]

- Wireless communications is among the fastest growing segments of the communications equipment market. We believe that the demand for wireless products and services should continue to grow as analog networks are upgraded to digital systems. Digital signals will accommodate wireless data communications and potentially increase demand for bandwidth.

- The transition from copper wiring to fiber optics is occurring at a brisk pace. It is estimated that over 50 million miles of fiber cables were installed around the world in 2000. [The Industry Standard]

Based on the composition of the portfolios on the Initial Date of Deposit, the Bandwidth Solutions Portfolios are considered ________ trusts.

Biotechnology Select Portfolio, Series 5 and Biotechnology Portfolio, Series 5 each consist of a portfolio of common stocks of biotechnology companies. The biotechnology industry was founded in the decade of the seventies and successfully launched its first products in the early eighties. At the onset of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet. In the end, the demand for biotech stocks diminished for various reasons, including a limited supply of products.

As the nineties came to a close, the interest in biotechnology was reignited thanks to a strong pipeline of promising new medicines. There are currently over 350 products in the late stages of clinical trials as compared to only 30 back in 1991. According to the Pharmaceutical Research and Manufacturers of America, the average approval time by the FDA has decreased from approximately 33 months in 1987, to approximately 13 months in 1999. The reduction in approval time has led to an increase in new drugs coming to market from approximately 21 in 1987 to approximately 35 in 1999. A faster FDA approval process coupled with an increase in patent protection, from 17 to 20 years, are two positive changes instituted to help biotech and pharmaceutical companies grow their businesses.

The essence of biotechnology lies in research and development ("R&D"). Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology, which enable scientists to analyze data quickly, have the potential to expedite the process of moving medicines through the pipeline. The costs associated with developing and launching new products can range from $200-500 million per drug. The leading biotechnology companies commit 15% to 50% of total revenues to R&D.

Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. The excitement created by the biotechnology industry in the early nineties may have been a precursor to the potential growth opportunities awaiting this expansive pipeline of new medicines.

Consider the following factors:

- Currently about a third of the more than 1,000 medicines in human clinical testing are cutting-edge biotechnology treatments. These new biotech medicines target over 200 diseases. [Standard & Poor's Industry Surveys]

- The biotechnology industry is projected to have generated over $26 billion in revenues in 2000, for an increase of approximately 20% over 1999. [Pharmaceutical Research and Manufacturers of America]

- The mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to between 3,000 and 10,000. [Pharmaceutical Research and Manufacturers of America]

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- The most recent Pharmaceutical Research and Manufacturers of America survey found projected R&D expenditures for 2000 of $26.4 billion. This figure represents a 10.1% increase over 1999 R&D expenditures of $24 billion.

Based on the composition of the portfolios on the Initial Date of Deposit, the Biotechnology Portfolios are considered ________ trusts.

e-Business Select Portfolio, Series 5 and e-Business Portfolio, Series 5 each consist of a portfolio of companies that are either marketing their goods and services on the Internet or selling their products and services to those companies transacting business on the Web. The e-Business Portfolios seek to capitalize on the continued growth in business-to-business e-commerce.

Until recently, the media has focused its attention primarily on companies that are engaging in business-to-consumer e-commerce. It is now, however, becoming apparent that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market.

A New Marketplace. One of the major catalysts in the surge in B2B e-commerce is the development of the electronic marketplace. An "e-marketplace" is an Internet-based network of business-to-business buyers and sellers within a particular industry or geographic region. According to Gartner Group, by 2004, e-marketplaces could possibly facilitate approximately $2.7 trillion in transactions in the United States. This figure represents approximately 37% of the estimated overall B2B market, and approximately 2.6% of forecast worldwide sales transactions.

Worldwide Business to Business E-Commerce. According to Gartner Group, it is projected that there will be an estimated $7.2 trillion in business-to-business e-commerce worldwide by 2004 compared with less than $1 trillion in 1999.

No Boundaries. The motivation behind the business-to-business sales model is to transact business faster, better, and cheaper, but it accomplishes much more. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on the potential growth of business-to-business e-commerce.

Consider the following factors:

- Giga Information Group estimates that corporations around the world have the potential to experience an aggregate cost savings in excess of one trillion dollars over the next several years by transacting business via the Internet.

- With most businesses preparing to leverage the Internet by buying and selling online, Forrester Research Inc. predicts that e-marketplaces will spring up within most industries over the next two years.

- Forrester Research Inc. predicts that e-marketplaces in the United States will capture approximately 50% of all online sales by 2004, compared with an estimated 13% in 2000. [Standard & Poor's Industry Surveys]

Based on the composition of the portfolios on the Initial Date of Deposit, the e-Business Portfolios are considered ________ trusts.

e-Infrastructure Select Portfolio, Series 4 and e-Infrastructure
Portfolio, Series 4 each consist of a portfolio of common stocks of technology companies which provide the infrastructure which helped build the Internet.

As you probably know by now, the Internet has evolved into much more than just the "information superhighway." It is also a place where individuals and companies can transact business. In fact, some companies believe so strongly in the future of e-commerce that they have abandoned the more traditional business models that favor bricks-and-mortar selling.

The good news for investors is that the Internet's infrastructure is supported by a relatively small universe of high-tech companies representing the following industries: computer hardware, software, networking and telecom services. These companies are responsible for providing the kind of cutting-edge technology needed to deliver such popular Internet services as high-speed access, video downloads, and e-mail.

The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are over 300 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

Equipment Spending. Information Technology (IT) equipment spending continues to be the largest category of industrial spending for all types of capital equipment. According to the Bureau of Economic Analysis, between 1994 and 1999, on an inflation adjusted basis, IT equipment spending accounted for more than half of the growth in equipment spending.

Consider the following factors:

- Internet commerce and spending on the business and technical infrastructure to support Internet-based applications is forecast to grow significantly over the next several years. [The Industry Standard]

- Forrester Research predicts that the global Internet economy will see substantial growth in revenue by 2004.

- As the Internet grows, the demand for servers has the potential to grow as well. Standard & Poor's reported that only 5% of the servers expected to be needed for the Internet's infrastructure by 2003 are in place today.

- By some accounts, data traffic is growing by over 500% annually, versus more modest single-digit growth for voice traffic. In response, equipment vendors have poured research and development dollars into projects geared towards increasing bandwidth. [Standard & Poor's Industry Surveys]

Based on the composition of the portfolios on the Initial Date of Deposit, the e-Infrastructure Portfolios are considered ________ trusts.

Fiber Optics Select Portfolio, Series 4 and Fiber Optics Portfolio, Series 4 each consist of a portfolio of telecommunications companies focusing on the use of fiber optic technology.The first full service fiber optic telephone system became operational in Chicago in 1977. Since then, the communications industry has undergone a major transformation, driven both by demand and technological innovation. In 1999, the optical networking industry became one of the fastest growing areas within the communications equipment industry. Optical equipment converts electronic signals into light pulses that can be transmitted through fiber optic cables. We believe the demand for this type of equipment has grown because of the enormous data carrying-capacity offered by fiber optics. In our opinion, the impact that fiber optic technology has had on the telephone industry is astounding. Compared to a conventional three-inch copper wire that can transmit approximately 14,000 phone calls, a half-inch fiber optic cable can transmit over 3 million calls. With more markets opening around the world because of deregulation, service providers have begun relying on the most advanced technologies available to improve the quality of their offerings in an effort to gain market share.

In our opinion, virtually all telephone companies have realized that fiber optics represent an opportunity for them to meet the demands for greater bandwidth that are required by new technologies and ultimately win customers.

According to the Telecommunications Industry Association, spending on fiber optic equipment is expected to grow from approximately $4.75 billion in 1990 to an estimated $25 billion in 2002.

Consider the following factors:

- According to telecommunications researcher TeleGeography, at the end of 1999 approximately 106,000 miles of major submarine cables carried voice and data traffic to the continents. In 2000, more than 112,000 miles of new major submarine cable was deployed, which is enough to circle the globe 4.5 times.

- Demand for bandwidth has increased due to the growing popularity of the Internet. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.

- The MultiMedia Telecommunications Association projects that spending on fiber optics equipment will rise from $12.2 billion in 1999 to approximately $28 billion in 2003.

- A single fiber optic strand can transmit ten thousand times more information today than it could in 1988.

Based on the composition of the portfolios on the Initial Date of Deposit, the Fiber Optics Portfolios are considered ________ trusts.

Genomics & Proteomics Select Portfolio, Series 4 and Genomics & Proteomics Portfolio, Series 4 each consist of a portfolio of common stocks of biotechnology companies and pharmaceutical companies that are actively participating in genomics and proteomics research. Biotechnology companies are continually trying to understand the cause of diseases in order to find appropriate treatments or even cures. Two of the more prominent methods used to increase the speed and accuracy of drug discovery and development are genomics and proteomics. The Genomics & Proteomics Portfolios seek to provide the potential for above-average capital appreciation by investing in biotechnology companies that are actively involved in genomic and proteomic research.

Genomics: Genomics refers to the study of the entire collection of human genes. By deciphering the human genetic code, researchers hope to expose the genes that are responsible for the disease they are targeting. Advances in this area allow researchers to develop starting points to treat the causes of the targeted disease.

Proteomics: Proteomics is the link between genes, proteins and disease. Protein mediators control the gene's actions and are responsible for normal biological functions and disease mechanisms. Many of the top sellers in drugs either target proteins or are proteins. We expect data obtained from proteomic and protein expression profiles to provide an important level of information in contributing to the search for new disease targets and an understanding of the biological basis of disease. Development in this area should help to identify how the diseases start and how they progress.

Research & Development. The essence of biotechnology lies in R&D. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Consider the following factors:

- The mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to over 3000. [Pharmaceutical Research and Manufacturers of America]

- The Biotechnology Industry Organization estimates that more than 200 million people worldwide have been helped by over 90 biotechnology products and vaccines.

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- There are currently over 350 products in the late stages of clinical trials as compared to only 30 back in 1991. [Standard & Poor's Industry Surveys]

- Biotechnology made great strides in 2000. The industry delivered on its promise of more drugs and vaccines. Roughly 12 more approvals, including those for new uses of products already sold, added to the tally of more than 90 drugs and vaccines approved since 1995. [Wall Street Journal]

Based on the composition of the portfolios on the Initial Date of Deposit, the Genomics & Proteomics Portfolios are considered ________ trusts.

Global Technology Select Portfolio, Series 3 and Global Technology Portfolio, Series 3 each consist of a portfolio of common stocks of technology companies which are working to meet the potential increase in worldwide demand for telecommunications and technology that is being created by the e-revolution.

Although the Internet has made an astounding impact in the United States, many other countries have been slow to embrace its potential. Industry experts believe that this trend is about to change. According to the Computer Industry Almanac, it is estimated that by the year 2005 the number of Internet users will have grown at such a rapid pace outside of North America that they believe Europe will represent the leading market for Internet users. Other regions are anticipated to show strong growth as well, with the Asia-Pacific region leading the way. Much of this anticipated potential growth is being attributed to easier access to the Internet through low cost PC's, Web-ready phones, and information appliances, along with more affordable service. The Global Technology Portfolios invest in companies that are working to meet the potential increase in worldwide demand for telecommunications and technology that is being created by the e-revolution.

A Wireless World. We expect much of the future growth in the wireless industry to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communication for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half of the population uses wireless phones.

B2B Boom. Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. In our opinion, it is now becoming apparent that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

Internet Infrastructure. The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are currently approximately 300 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible. According to the Computer Industry Almanac, worldwide Internet use has more than doubled since 1995 and it is expected that by 2005, there will be approximately 700 million Internet users worldwide.

Consider the following factors:

- Forrester Research predicts that global online advertising spending has the potential to increase nearly 10 fold by 2004, with an increasing portion of the spending occurring outside of the United States.

- According to Visa International, the B2B e-commerce growth rate of most European countries is anticipated to outpace their GDP growth rate significantly over the next several years.

- Giga Information Group estimates that corporations around the world have the potential to experience an aggregate cost savings in excess of one trillion dollars over the next several years by transacting business via the Internet.

- It is estimated that the number of global wireless subscriptions has grown to approximately 470 million, making it one of the fastest growing segments of the telecommunications industry. [The Industry Standard]

- Forrester Research predicts that the global Internet economy has the potential to exceed $6 trillion in revenue by 2004.

Based on the composition of the portfolios on the Initial Date of Deposit, the Global Technology Portfolios are considered ________ trusts.

Semiconductor Select Portfolio, Series 6 and Semiconductor Portfolio, Series 6 each consist of a portfolio of common stocks of technology companies in the semiconductor industry.

Personal computer sales drove the last big upturn in the semiconductor industry. Although the PC market is maturing, growth is still positive. Current growth is also being driven in large part by the surge in wireless, wired and information appliances, such as handheld computers, Internet-enabled TV's and smart phones, as well as the infrastructure necessary to support them.

Cellular Growth. One of the major drivers of semiconductor industry growth continues to be cellular phones. It is anticipated that new features such as links to laptop computers, e-mail, voice mail, good audio quality, Internet functionality and perhaps even video will all be offered on next generation phones. Increased demand from next generation phones has the potential to become a significant factor in growing semiconductor sales.

The Internet and Consumer Electronics. As Internet usage rises, we expect the supply of chips used for Internet infrastructure to tighten, which may potentially lead to rising profits for chip makers if alternative sources do not become available-a simple case of supply and demand.

Additionally, a vast new infrastructure of telecommunications networks is needed for communications devices like MP3 players, digital cameras, modems and personal digital assistants. In our opinion, the build-out of this network infrastructure, the proliferation of the Internet and wireless devices, and the digitalization of consumer electronics are all positive signals of strong future demand for semiconductors.

Consider the following factors:

- Worldwide semiconductor sales rose to $18.28 billion in November 2000, the third highest monthly sales number in the history of the semiconductor industry. [Semiconductor Industry Association]

- The Semiconductor Industry Association reported that worldwide sales of chips were expected to top over $200 billion in 2000, marking the first time that annual industry sales reached that level.

- Sales to Japan and the Asia/Pacific region declined by 19.2% and 4.4% respectively in 1998, as both regions' financial crises reduced the demand for semiconductor-rich electronics. However, these two regions have been leading the global semiconductor recovery, with chip sales up 20.9% in the Asia/Pacific region and 38.9% in Japan in 2000. [Semiconductor Industry Association]

Based on the composition of the portfolios on the Initial Date of Deposit, the Semiconductor Portfolios are considered ________ trusts.

Software Innovations Select Portfolio, Series 5 and Software Innovations Portfolio, Series 5 each consist of a portfolio of common stocks of companies that provide software products and services to address a wide variety of business needs, including networking, e-commerce, supply chain management and financial reporting.

The computer software industry has come a long way since the introduction of the first operating system. The software industry has helped fuel an information revolution, changing the way we live and work. Today, one of the biggest challenges for software developers is to market products and services that are not only compatible with hardware, but improve its functionality.

The companies included in the Software Innovations Portfolios provide products and services to address a wide variety of business needs including networking, e-commerce, supply chain management, data storage, security management, and financial reporting.

The growing popularity of computer networking in the business community, coupled with the anticipated growth of e-commerce on the Internet, has boosted demand for software that can increase efficiency and productivity.

Businesses have embraced software as a way to create innovative, real life solutions that have the potential to impact their bottom line. For instance, they could utilize enterprise resource planning software applications designed to automate back-office operations for administrative purposes; implement supply chain software to help forecast demand, shorten product life cycles, and reduce inventories; or apply customer relationship management software to automate sales, marketing, call center, and field service operations.

Software companies have traditionally marketed products that addressed back-office operations. Now that the Internet infrastructure is in place, we believe the focus of technology is shifting to e-commerce.

E-commerce represents a new opportunity and new challenges in the areas of front-office and customer service management.

Consider the following factors:

- Now that corporate budgets have been freed from Y2K-related spending, we believe that companies will refocus their information technology spending on productivity enhancing technology such as software.

- According to International Data Corp., Internet commerce is anticipated to grow rapidly during the next few years [Standard & Poor's Industry Surveys]. In light of the potential magnitude of online commerce, we believe that commerce software providers and computer data security software providers stand to benefit from this potential increase.

- As more handheld devices such as smart phones and personal digital assistants (PDAs) are used to access the Web, we believe the demand for software that increases their functionality has the potential to grow as well.

Based on the composition of the portfolios on the Initial Date of Deposit, the Software Innovations Portfolios are considered ________ trusts.

World Wide Wireless Select Portfolio, Series 4 and World Wide Wireless Portfolio, Series 4 each consist of a portfolio of common stocks of telecommunications companies which provide products and/or services used in wireless communications.

It is easy to see that the "Information Age" is transforming the way we work, the way we do business, and the way we live. However, the one technology that may have the greatest impact on our lives is one that we cannot see-wireless communications. Wireless devices are enabling us to exchange information in ways and places we once could only dream of. The implementation of new technologies, combined with lower prices for wireless service, has made wireless communication possible for more people. Much of the future growth in the wireless industry is expected to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communication for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half of the population uses wireless phones.

If you take a closer look at the wireless industry, it becomes apparent that it is truly a global industry. With the World Trade Organization's recent agreement to open the markets of its 72 member governments to foreign companies, there are abundant opportunities for expansion in this industry.

Just as its wireline counterparts did previously, we expect that the wireless industry will use mergers and acquisitions as a means of attaining new technologies, forging strategic alliances, and reaching more consumers.

According to the Cellular Telecommunications Industry Association, annual service revenues have risen from approximately $1 billion in 1985, to approximately $45 billion in 2000.

Consider the following factors:

- It is estimated that there are approximately 470 million wireless subscribers worldwide. [The Industry Standard]

- Revenues for wireless e-commerce services are anticipated to increase significantly over the next several years. [The Industry Standard]

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- It is estimated that one-fourth of wireless subscribers globally could use a wireless link to the Internet by 2004. [The Industry Standard]

- The number of wireless subscribers worldwide has nearly tripled over the last three years. [Standard & Poor's Industry Surveys]

Based on the composition of the portfolios on the Initial Date of Deposit, the World Wide Wireless Portfolios are considered ________ trusts.

The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined as of the Initial Date of Deposit and may vary thereafter. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2 billion; Mid-Cap-$2 billion to $10 billion; Large-Cap-over $10 billion. A Trust, however, may contain individual stocks that do not fall into its stated market capitalization designation.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain of the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Bandwidth/Communications Industry. Because more than 25% of each of the Bandwidth Solutions Portfolios, the Fiber Optics Portfolios and the World Wide Wireless Portfolios are invested in telecommunications companies, these Trusts are considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Biotechnology/Pharmaceutical Industries. The Biotechnology Portfolios and the Genomics & Proteomics Portfolios are considered to be concentrated in the biotechnology and pharmaceutical industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

e-Commerce Industry. The e-Business Portfolios are considered to be concentrated in the e-commerce industry which includes companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online. General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict.

Technology Industry. The e-Infrastructure Portfolios, the Global Technology Portfolios, the Semiconductor Portfolios and the Software Innovations Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge ( % of the Public Offering Price for each
Select Portfolio Series and   % of the Public Offering Price for each
Portfolio Series) and the maximum remaining deferred sales charge
(initially equal to $   per Unit for each Select Portfolio Series and $
 per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales
charge payments of $   per Unit for each Select Portfolio Series or $
per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from ________, 2001 through ________, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more
than   % of the Public Offering Price for each Select Portfolio Series
or more than   % of the Public Offering Price for each Portfolio Series.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-
time initial sales charge of   % of the Public Offering Price per Unit
(equivalent to   % of the net amount invested) for each Select Portfolio
Series and   % of the Public Offering Price per Unit (equivalent to   %
of the net amount invested) for each Portfolio Series. For each Portfolio Series, the transactional sales charge will be reduced by 1/2 of 1% on each subsequent ________, commencing ________, 2002, to a minimum transactional sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum transactional sales charge is reduced as described below:

For each Select Portfolio Series:

                                    Your maximum
If you invest                       transactional
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   _____________
$ but less than $                   %
$ but less than $                   %
$ but less than $                   %
$ but less than $                   %
$ or more                           %

For each Portfolio Series:

Your maximum
If you invest                       transactional
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   _____________
$ but less than $                   %
$ but less than $                   %
$ but less than $                   %
$ but less than $                   %
$ or more                           %

* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Broker/dealers will receive a concession of 1.00% of the Public Offering Price on Portfolio Series' Units sold subject to the transactional sales charge reduction for purchases of $1 million or more. In all other instances, any reduced transactional sales charge is the responsibility of the party making the sale.

You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of the Trusts will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all

Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of ____% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to ____% of the sales price of these Units.

For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of ___% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge after ________, 2002). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to ____% of the sales price of these Units. Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                %
$10 or more                         %

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender

Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of ___% for each Select Portfolio Series or ___% for each Portfolio Series. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than ____% for each Select Portfolio Series and ____% for each Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. Because each Select Portfolio Series has a maturity of approximately 18 months, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units
(except for Fee Accounts) or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             FIRST TRUST (R)


             BANDWIDTH SOLUTIONS SELECT PORTFOLIO, SERIES 5
                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 5
                  E-BUSINESS SELECT PORTFOLIO, SERIES 5
               E-INFRASTRUCTURE SELECT PORTFOLIO, SERIES 4
                 FIBER OPTICS SELECT PORTFOLIO, SERIES 4
            GENOMICS & PROTEOMICS SELECT PORTFOLIO, SERIES 4
              GLOBAL TECHNOLOGY SELECT PORTFOLIO, SERIES 3
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 6
             SOFTWARE INNOVATIONS SELECT PORTFOLIO, SERIES 5
             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 4
                 BANDWIDTH SOLUTIONS PORTFOLIO, SERIES 5
                    BIOTECHNOLOGY PORTFOLIO, SERIES 5
                     E-BUSINESS PORTFOLIO, SERIES 5
                  E-INFRASTRUCTURE PORTFOLIO, SERIES 4
                    FIBER OPTICS PORTFOLIO, SERIES 4
                GENOMICS & PROTEOMICS PORTFOLIO, SERIES 4
                  GLOBAL TECHNOLOGY PORTFOLIO, SERIES 3
                    SEMICONDUCTOR PORTFOLIO, SERIES 6
                SOFTWARE INNOVATIONS PORTFOLIO, SERIES 5
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 4

                                 FT 503

                                Sponsor:

                           NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-_____) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov

                            January __, 2001

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 503 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.

This Information Supplement is dated January __, 2001. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Bandwidth/Communications                                    2
   Biotechnology/Pharmaceutical                                3
   Electronic Commerce                                         3
   Technology                                                  4
Portfolios
   Bandwidth                                                   5
   Biotechnology                                               5
   e-Business                                                  6
   e-Infrastructure                                            6
   Fiber Optics                                                7
   Genomics & Proteomics                                       7
   Global Technology                                           8
   Semiconductor                                               9
   Software Innovations                                        9
   Word Wide Wireless                                         10

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Concentrations

Bandwidth/Communications. An investment in Units of the Bandwidth Solutions Portfolios, Fiber Optics Portfolios and the World Wide Wireless Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of a Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in a Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology and Genomics & Proteomics Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Electronic Commerce. An investment in Units of the e-Business Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. These portfolios consist of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.

Technology. An investment in Units of the e-Infrastructure Portfolios, the Global Technology Portfolios, Semiconductor Portfolios and the Software Solutions 2001 Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

  Equity Securities Selected for Bandwidth Solutions Select Portfolio,
         Series 5 and Bandwidth Solutions Portfolio, Series 5

Both the Bandwidth Solutions Select Portfolio, Series 5 and the
Bandwidth Solutions Portfolio, Series 5 contain common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

 Equity Securities Selected for Biotechnology Select Portfolio, Series 5
                  and Biotechnology Portfolio, Series 5

Both the Biotechnology Select Portfolio, Series 5 and the Biotechnology Portfolio, Series 5 contain common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

Equity Securities Selected for e-Business Select Portfolio, Series 5 and
                     e-Business Portfolio, Series 5

Both the e-Business Select Portfolio, Series 5 and the e-Business
Portfolio, Series 5 contain common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

, headquartered in

Equity Securities Selected for e-Infrastructure Select Portfolio, Series
                  4 and e-Infrastructure Portfolio, Series 4

Both the e-Infrastructure Select Portfolio, Series 4 and the e-
Infrastructure Portfolio, Series 4 contain common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

 Equity Securities Selected for Fiber Optics Select Portfolio, Series 4
                     and Fiber Optics Portfolio, Series 4

Both the Fiber Optics Select Portfolio, Series 4 and the Fiber Optics Portfolio, Series 4 contain common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

, headquartered in

  , headquartered in

  , headquartered in

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  , headquartered in

  , headquartered in

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  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

 Equity Securities Selected for Genomics & Proteomics Select Portfolio,
         Series 4 and Genomics & Proteomics Portfolio, Series 4

Both the Genomics & Proteomics Select Portfolio, Series 4 and the
Genomics & Proteomics Portfolio, Series 4 contain common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

   Equity Securities Selected for Global Technology Select Portfolio,
             Series 3 and Global Technology Portfolio, Series 3

Both the Global Technology Select Portfolio, Series 3 and the Global Technology Portfolio, Series 3 contain common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

 Equity Securities Selected for Semiconductor Select Portfolio, Series 6
                   and Semiconductor Portfolio, Series 6

Both the Semiconductor Select Portfolio, Series 6 and the Semiconductor Portfolio, Series 6 contain common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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Page 9


, headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  Equity Securities Selected for Software Innovations Select Portfolio,
           Series 5 and Software Innovations Portfolio, Series 5

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  Equity Securities Selected for World Wide Wireless Select Portfolio,
        Series 4 and World Wide Wireless Portfolio, Series 4

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

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Page 10


  , headquartered in

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  , headquartered in

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  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

Page 11




                           MEMORANDUM

                           Re:  FT 503

     The only difference of consequence (except as described below) between FT 451, which is the current fund, and FT 503, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 451 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 503 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 12, 2001.

                           FT 503
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                     Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        January 12, 2001
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**



___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 503 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1  Copy  of  Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-4

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5